SEC FILE NUMBER 0-20269

CUSIP NUMBER 264142100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	February 3, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Duckwall-Alco Stores, Inc.

Former Name if Applicable: Not applicable.

Address of Principal Executive Office (Street and Number): 401 Cottage Street

City, State and Zip Code: Abilene, Kansas 67410-2832

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly or transition report of Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The account’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Duckwall-ALCO Stores, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended February 3, 2008 (the “2008 Form 10-K”) by April 18, 2008, without unreasonable effort and expense. Significant changes in finance and accounting personnel since January 2008, along with expanded procedures testing processes and controls implemented to address material weaknesses identified in prior years have caused delays in completing the preparation and review of the Company’s financial statements for the fiscal year ended February 3, 2008, which has in turn delayed the audit of such financial statements by the Company’s independent auditors.

The Company is currently not expecting any significant change in the results of operations previously reported by the Company in its Form 8-K dated February 29, 2008, which incorporated a press release relating to the Company’s updated guidance for the fiscal year ended February 3, 2008.

The Company will include the annual assessment of internal controls over financial reporting in the 2008 Form 10-K. The assessment will discuss material weaknesses that management has identified and the actions that have been and will be taken to remediate these material weaknesses.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jon Ramsey	(785) 263-3350
(Name)	(Area Code)(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

Yes ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐	No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Duckwall-Alco Stores, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Duckwall-Alco Stores, Inc.

Date: April 17, 2008	By: /s/ Jon Ramsey
Jon Ramsey
Interim Chief Financial Officer and Treasurer